

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

December 28, 2017

John Walker
President and Chief Executive Officer
Zosano Pharma Corporation
34790 Ardentech Court
Fremont, California 94555

      Re: Zosano Pharma Corporation
          Preliminary Proxy Statement on Schedule 14A
          Filed December 13, 2017
          File No. 001-36570

Dear Mr. Walker:

     We have completed our review of your filing. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence by the staff.

                                      Division of Corporation Finance
                                      Office of Healthcare & Insurance

cc: Stacie S. Aarestad, Esq. - Foley Hoag LLP